Swire Pacific

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: 2845 5445

Our Ref: CSA/PAC1/24

15th September 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, please note that Mr. Sze Cho Cheung, Michael was appointed an Independent Non-executive Director of the Company with effect from 1st November 2004.

A copy of the press release issued on 14th September 2004 is enclosed for your kind attention.

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Secretary

Encl.

MY/RK
Pac/Pac1-24 SEHKNY/SEHK-NY

c.c. Brian Ho (BONY NY)

SWIRE

Media Information

For immediate release 14th September, 2004

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Swire Pacific Limited announced today that Mr. Sze Cho Cheung, Michael has been appointed as an independent non-executive director of the Company with effect from 1st November 2004.

Mr. Sze, aged 59, was a former Executive Director of the Hong Kong Trade Development Council, a position he held for eight years prior to his retirement on 1st May 2004. During this time, he led an international team in creating trade opportunities for Hong Kong-based companies and in promoting a positive image of Hong Kong as a business partner. He also sat on high-level committees to further Hong Kong's business ties with the United States and Japan. Since retiring from the Council, he has continued in public service as a member of the Operations Review Committee of the Independent Commission Against Corruption and of the Public Service Commission. Prior to 1996, Mr. Sze was with the Hong Kong Government for more than 25 years and headed a number of policy branches and departments, including those dealing with trade.

Mr. Sze was born in China in 1945 and educated in Hong Kong, where he graduated from the University of Hong Kong. He was appointed a non-official Justice of the Peace in 1997 and was awarded a Gold Bauhinia Star in the recent Honours List. He is married with one daughter.

For further information, please contact:

Mrs. Maisie Shun Wah 2840 8097

Group Public Affairs
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8098 Fax (852) 2526 9365